UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-40376

Waterdrop Inc.

(Translation of registrant’s name into English)

No. 203 Wangjing Lize Zhongyuan Zone 2

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Certain Board and Management Composition Changes

This current report on Form 6-K was filed in connection with certain board and management composition changes of Waterdrop Inc. (the “Company” or “Waterdrop”). Mr. Guang Yang tendered his resignation to the board of directors of the Company (the “Board”) as the director, vice president of finance and general manager of international business of the Company due to personal reasons, effective December 2, 2025. Mr. Yang’s resignation does not involve any disagreement with the Company with regard to its business, finance, accounting or any other affairs.

Ms. Xiaolei Sun, vice president of human resources and organization development of the Company, has been appointed as a new director to the Board. Concurrently with the change in Board composition, Ms. Jieru Li, Board secretary and head of strategy and capital markets of the Company, has been appointed as vice president of finance and to oversee and be responsible for the accounting, financial and internal control matters of the Company.

Ms. Jieru Li joined Waterdrop in 2021 as strategy director and has served as the Board secretary and head of strategy and capital markets since February 2024. Before joining the Company, Ms. Li served as investment associate director at China Life Private Equity from July 2019 to March 2021 and served as strategic investment director at KE Holdings Inc. (NYSE: BEKE and HKEX: 02423) from April 2017 to June 2019. Prior to that, Ms. Li worked at Bain & Company from September 2010 to December 2013 and from October 2015 to April 2017. Ms. Li obtained her bachelor’s degree in finance from School of Economics and Management in Tsinghua University in July 2010 and MBA degree from Columbia Business School in May 2015.

Mr. Peng Shen, the Company’s founder, chairman and chief executive officer, on behalf of the Board and management, expresses his sincere appreciation for Mr. Yang’s dedicated service and significant contributions to the Company and extends his best wishes to him for the future. The Board also welcomes Ms. Sun as a director and Ms. Li as vice president of finance and is confident that they will add meaningful value in their new capacities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waterdrop Inc.

	By:	/s/ Xiaoying Xu
	Name:	Xiaoying Xu
	Title:	Head of Finance

Date: December 3, 2025